Exhibit 10.6

PRIVATE AND CONFIDENTIAL

PBL Entertainment (Macau) Limited

For the attention of:

Geoff Kleemann, Director

Melco International Development Limited

For the attention of:

Clarence Chung, Chief Financial Officer and Samuel Tsang, Group Legal Counsel and Company Secretary

Publishing and Broadcasting Limited

For the attention of:

Geoff Kleemann, Chief Financial Officer

4 September 2006

Dear Sirs

City of Dreams - US$1,600 Million Senior Secured Term Loan Facilities

Commitment Letter

We, ANZ Investment Bank, Bank of America, Barclays Capital and Deutsche Bank (the “Coordinating Lead Arrangers”), have pleasure in setting out the terms and conditions upon which we will arrange and underwrite credit facilities of up to US$1,600 million (the “Facilities”) to be provided to PBL Entertainment (Macau) Limited (the “Company”) and Melco Hotels and Resorts (Macau) Limited (the “Project Company”) (together, the “Borrowers”) in relation to the financing of the acquisition by the Company of a subconcession from Wynn Resorts (Macau), S.A. and the Macau SAR for the operation of games of fortune or chance and other games in casinos in Macau (the “Subconcession” and such facility the “Subconcession Facility”) and the refinancing of the Subconcession Facility and the financing of the City of Dreams Project and the Hotel/Apartment Project (together the “Project” and such facilities respectively, the City of Dreams Project Facility and the Hotel/Apartment Facility described in the attached summary terms and conditions (the “Term Sheet”), and together the “Project Facilities”) sponsored by Publishing and Broadcasting Limited (“PBL”) and Melco International Development Limited (“Melco”) (together, the “Sponsors”).

Words and expressions defined in the Term Sheet and the final draft Term Facility Agreement (the “Subconcession Facility Agreement”) attached to this letter shall (unless otherwise defined in this letter) have the same meaning when used in this letter. References to (i) ANZ Investment Bank means the investment banking division of Australia and New Zealand Banking Group Limited (together with ANZ Investment Bank, “ANZ Bank”); (ii) Bank of America means Banc of America Securities Asia Limited and any of the other members of the group of companies controlled by Bank of America of America N.A. (together, “Bank of America”); (iii) Barclays Capital means the investment banking division of Barclays Bank PLC (together with Barclays Capital, “Barclays”); and (iv) Deutsche Bank means Deutsche Bank AG, Hong Kong Branch and the other members of the group of companies controlled by Deutsche Bank AG (together, “Deutsche Bank”).

1. Appointment and Status

The Borrowers appoint the Coordinating Lead Arrangers to act exclusively as the arrangers and underwriters of the Facilities on the basis of the terms and conditions set out in this letter, the Term Sheet, the Subconcession Facility Agreement, the Sponsor Guarantees and the attached fee letters (each, a “Fee Letter”) (this letter, the Term Sheet as amended by agreement between the parties to this letter from time to time, the Subconcession Facility Agreement, the Sponsor Guarantees and the Fee Letters, together the “Mandate Documents”). The Coordinating Lead Arrangers agree to underwrite the Facilities on a several (but not joint) basis, in equal 25% shares.

The Borrowers and the Sponsors agree not to appoint any other institution in connection with the arranging or underwriting of the Facilities or the financing of the subconcession or the Project or to award any institution any fees, title or role in connection with the Facilities without the prior written consent of the Coordinating Lead Arrangers.

2. Conditions

The arranging and underwriting commitment contained in this letter is subject to:

(a)	compliance by the Borrowers and the Sponsors with the terms of each Mandate Document to which it is a party;

(b)	in the case of the Project Facilities, completion, prior to entry into the loan agreements and intercreditor, guarantee, security and associated documentation for the Project Facilities (the “Project Facility Documents”) (but subject always to the terms thereof), of reasonable legal, market (including the gaming and hotel market in Macau), technical, environmental, insurance, tax, accounting, valuation and regulatory due diligence and receipt of final due diligence reports addressed to (or with reliance letters addressed to) the Coordinating Lead Arrangers from the following independent consultants:

(i)	market due diligence report from The Innovation Group;

(ii)	technical and environmental due diligence report from Franklin & Andrews (Hong Kong) Ltd.;

(iii)	insurance due diligence report from [Jardine Lloyd Thompson];

(iv)	hotel market due diligence report from HVS International;

(v)	financial model audit report from [Deloitte Touche Tohmatsu]; and

(vi)	Project appraisal report from [HVS International],

the results being in all respects satisfactory to each of the Coordinating Lead Arrangers.

(c)	in the case of the Project Facilities, but subject always to the terms of the Project Facility Documents, the implementation of the Corporate Restructuring and the execution and delivery of, and compliance with, the Project Documents referred to in the Term Sheet;

(d)	in the case of the Project Facilities, the Coordinating Lead Arrangers are, acting reasonably, satisfied with the financial model, including agreement on the assumptions and the compatibility of the assumptions with the Project Documents and the Project Facility Documents;

(e)	in the case of the Project Facilities, the Coordinating Lead Arrangers are, acting reasonably, satisfied with the Project budget and the level of contingencies therein;

(f)	in the case of the Project Facilities, negotiation, execution and delivery of, and, to the extent entered into, compliance with the Subconcession Facility Agreement, the Sponsor Guarantees, the Project Facility Documents and associated documentation referred to therein, including legal opinions (together the “Facility Documents”), satisfactory to the Coordinating Lead Arrangers and the Borrowers;

(g)	in the case of the Project Facilities, receipt, prior to entry into of, or on or before the relevant utilisations under, the Project Facility Documents (but subject always to the terms thereof), of required government and other approvals in respect of the Project Documents and the Project Facility Documents and the Corporate Restructuring and the transactions contemplated therein;

(h)	in the case of the Project Facilities, none of the written factual information relating to the Project, the Crown Macau Project, the Mocha Slot Business, proposed Excluded Projects, the Corporate Restructuring, the Borrowers, their direct and indirect subsidiaries, shareholders and other affiliates, the High Yield Bond, the Permitted Public Offering or either of the Sponsors provided by or on behalf of the Borrowers or the Sponsors (or any of their respective advisors) or any written factual representation made by the Borrowers or the Sponsors (or any of their respective advisors) in each case prior to the date of this letter having been inaccurate or misleading as at the date stated in any material respect save to the extent that any such information has been updated by further information provided prior to the date of this letter;

(i)	receipt of final credit approvals of the Coordinating Lead Arrangers in respect of the Mandate Documents and the Project Facilities;

(j)	receipt, prior to completion of Syndication (as defined below), of credit ratings in respect of the Borrower group (other than any Excluded Subsidiaries) from S&P and Moody’s;

(k)	receipt by the Coordinating Lead Arrangers of each Fee Letter signed by the Borrowers and the Sponsors; and

(l)	the Coordinating Lead Arrangers being granted the right to provide all interest rate and foreign exchange currency hedging (if any) required under the hedging programme agreed with the Borrowers for the Facilities and Melco PBL International Limited for the High Yield Bond (including that contemplated by the Term Sheet).

Should a Coordinating Lead Arranger determine that any of these conditions has not been met, it will inform the Borrower, the Sponsors and each of the other Coordinating Lead Arrangers.

3. Fees and Expenses

In consideration of the Coordinating Lead Arrangers arranging and underwriting the Facilities (subject to the terms of this letter), the Borrowers, failing which the Sponsors, agrees to pay the fees set out in each of the Fee Letters.

The Borrowers, failing which the Sponsors, agree to reimburse the Coordinating Lead Arrangers in the manner set out below in this paragraph 3 for all reasonable costs and expenses (including, but not limited to, legal fees, advisers’ fees, syndication, due diligence and travelling expenses) incurred by the Coordinating Lead Arrangers in connection with the Facilities provided that no out-of-pocket expense or disbursement (save for the fees and expenses of the consultants mentioned below) in excess of US$20,000 shall be incurred without the prior consent of a Borrower or the Sponsors (such consent not to be unreasonably withheld or delayed).

The advisers are expected to include:

(a)	international and local legal counsel – Clifford Chance and Henrique Saldanha Advogados & Notarios;

(b)	gaming market consultant – The Innovation Group;

(c)	technical and environmental consultant – Franklin & Andrews (Hong Kong) Ltd.;

(d)	insurance consultant – [Jardine Lloyd Thompson];

(e)	property market consultant – Savills (services completed);

(f)	hotel market consultant – HVS International;

(g)	financial model auditor – [Deloitte Touche Tohmatsu]; and

(h)	Project appraisor - [HVS International].

The Borrowers, failing which the Sponsors, agree to reimburse all such costs and expenses within 10 Business Days of presentation by the Coordinating Lead Arrangers of a detailed statement of account. They shall reimburse such costs and expenses irrespective of whether or not any of the Facility Documents are signed unless (in respect of any such costs and expenses incurred after such termination) this letter is terminated by the Sponsors or the Borrowers pursuant to paragraph 15. Without prejudice to any outstanding claim, the obligations hereunder shall be replaced and superseded by the reimbursement or other payment of costs obligations under the Facility Documents with effect from the date of signing thereof. The Coordinating Lead Arrangers shall also provide to the Sponsors a monthly summary of the costs and expenses incurred by them in connection with the Facilities.

All payments to be made by the Borrowers or the Sponsors under this letter or either Fee Letter shall be made without set-off or counterclaim and free and clear of, and (save as required by law) without any deduction for, taxes, duties or withholdings of whatever nature (other than taxes on overall net income or profits). Should any such deduction be required by law, the amount of the relevant payment shall be increased to the extent necessary to ensure that the recipient receives a sum net of any deduction or withholding equal to the sum which it would have received had no such deduction been required to be made.

4. Syndication

The Borrowers and the Sponsors undertake to take all such action as the Coordinating Lead Arrangers shall reasonably request to assist the Coordinating Lead Arrangers in effecting the satisfactory syndication of the Project Facilities (“Syndication”) for a period commencing on the date hereof and ending on the earlier of (i) the completion of Syndication to the satisfaction of the Coordinating Lead Arrangers (such date to be determined by the Coordinating Lead Arrangers and agreed to by the Borrowers and the Sponsors) and (ii) 30 June 2007 (or such later date as the parties to this letter may agree) (such date, the “Syndication Date”). This assistance shall include:

(a)	providing such information by the Borrowers and the Sponsors as may be reasonably required or deemed necessary by the Coordinating Lead Arrangers in connection with Syndication, including any information reasonably required for the preparation of the Information Memorandum referred to at paragraph 5 below including financial projections and the assumptions on which these are based;

(b)	making available the senior management of the Borrowers and the Sponsors for the purposes of making presentations and site visits to, and/or holding meetings with, proposed new lenders at such times as may be mutually agreed within the agreed timetable for Syndication; and

(c)	making introductions to banks with whom the Sponsors and their respective subsidiaries have a relationship, and using reasonable efforts to ensure that Syndication of the Facilities benefits from the Sponsors’ existing relationship banks.

The Coordinating Lead Arrangers shall use reasonable efforts to complete Syndication by 30th April 2007.

5. Information Memorandum

The Coordinating Lead Arrangers agree to assist in the preparation and distribution of an Information Memorandum to be provided to prospective lenders (subject to those lenders giving confidentiality undertakings substantially in the form recommended by the Asia Pacific Loan Market Association or, in the case of any prospective US institutional lender, as customary in that market). The Information Memorandum shall, to the extent permitted by relevant applicable laws and regulations (including any applicable restrictions on disclosing information issued by any relevant stock exchange or securities regulatory body) contain all relevant information about the Project, the Crown Macau Project, the Mocha Slot Business, proposed Excluded Projects, the Corporate Restructuring, the Borrowers, their direct and indirect subsidiaries, shareholders and other affiliates, the High Yield Bond, the Permitted Public Offering and the Sponsors and their respective subsidiaries and the use to which the proceeds of the Facilities, the High Yield Bond and the Permitted Public Offering will be applied, including (subject always to the foregoing) all such information that the Coordinating Lead Arrangers may reasonably request. The final version of the Information Memorandum (together with a variation excluding financial projections and other material non-public information) and any additional or supporting information to be distributed to prospective lenders, will be approved by the Borrowers prior to distribution.

The Borrowers and the Sponsors will be responsible for the accuracy of the contents of the Information Memorandum (including any variation) and agree to make a representation to that effect in the Facility Documents and provide a separate letter of acknowledgement to the Coordinating Lead Arrangers and to the lenders in the Facilities that, to the best of their knowledge having made all reasonable enquiries and save as specified therein, the factual information in the Information Memorandum (including any variation) at its stated date of issue or, as the case may be, the date stated therein in respect of such information, was true and accurate in all material respects and not misleading in any material respect, and that all projections and/or statements of belief contained therein were prepared in good faith based upon historical information and reasonable assumptions at the stated date of issue of the Information Memorandum or such variation (or such other date expressly specified in the Information Memorandum or such variation in relation thereto as the date of preparation thereof).

The Information Memorandum (including any variation) will not be independently verified by the Coordinating Lead Arrangers.

6. Clear Market

To ensure an orderly and successful syndication, from the date hereof until 30 April 2007, the Borrowers and the Sponsors shall ensure that:

(a)	none of the Borrowers, the Guarantors nor any of their subsidiaries (together, but excluding any Excluded Subsidiaries, the “Group”) shall raise or attempt to raise any debt finance in the international or any domestic debt markets, whether of a syndicated or bilateral nature (other than the High Yield Bond by Melco PBL International Limited (“Melco PBL International”) and working capital or trade facilities in an aggregate amount of not more than US$5 million for use by the Company in connection with the Mocha Slots business acquired by it pursuant to the Corporate Restructuring); and

(b)	no other Sponsor Group Shareholder or any affiliate thereof, raises or attempts to raise any such debt finance other than utilisation of existing credit lines (or any renewal thereof) to fund Equity, the repayment or security for which, or the making of any other payment in connection with which, is related to the performance of or otherwise involves the Company, the Project Company, the Project or the Group (other than the HK$1,370 million project financing of the Crown Macau Project and, subject to the Coordinating Lead Arrangers being informed of the proposed arrangers and lenders thereof, the proposed US$100 million debt finance for the purposes of the Third Casino Company project), which, in either case, in the reasonable opinion of the Coordinating Lead Arrangers, might reasonably be expected to have the effect of prejudicing successful Syndication, without the prior agreement of the Coordinating Lead Arrangers.

7. Material Adverse Change

The underwriting commitment under this letter is also subject to there being, in the Coordinating Lead Arrangers’ reasonable opinion since the date hereof:

(a)	no material adverse change or disruption (or continuation of the same) in or affecting the Macau, Hong Kong, Australian or United States domestic or international capital markets or in the political, financial or economic climate generally in respect of Macau, Hong Kong, Australia or the United States;

(b)	no material adverse change in the economic or technical viability of the Project or any substantial part thereof; or

(c)	no material adverse change in the business or financial condition of the Borrowers or the Guarantors (taken as a whole) or the Sponsors (since, in the case of the latter, that represented in their respective then latest published financial statements), which, in the Coordinating Lead Arrangers’ reasonable opinion, might reasonably be expected to have a material adverse effect on successful Syndication.

8. Market Flex

At any time after 31 December 2006, the Coordinating Lead Arrangers shall be entitled to change the amount, pricing, terms or structure of the Facilities if they reasonably determine that such changes are advisable in order to ensure a successful Syndication. The provisions in this paragraph 8 shall not be superseded by the terms of any of the Facility Documents and shall remain in full force and effect until the Syndication Date.

9. Confidentiality

Each of the Borrowers, the Sponsors and the Coordinating Lead Arrangers agrees that this letter, the terms and conditions of the Mandate Documents, the Facility Documents and information provided already or hereafter provided by any of the other parties hereto (collectively “Information”) are confidential and are not to be disclosed to or relied upon by anyone else, except with the prior written consent of the other parties and except that any of the Borrowers or the Sponsors and the Coordinating Lead Arrangers may disclose any Information or any copy thereof:

(a)	to its professional advisers and other persons providing services to it for the purposes of the Facilities;

(b)	save for any Fee Letter, to prospective lenders (subject to their having given confidentiality undertakings substantially in the form recommended by the Asia Pacific Loan Market Association or, in the case of any US institutional lender, as is customary in that market so as to provide materially similar confidentiality protection), as contemplated by paragraph 5 above;

(c)	to anyone else to the extent required by law or regulation;

(d)	(in the case of the Borrowers or the Sponsors) to the extent necessary, to the Macau authorities;

(e)	to any of their affiliates, head office or branches on the basis that such affiliate, head office or branch will keep such information confidential;

(f)	to the extent that such terms and conditions are in or subsequently enter the public domain other than as a consequence of breach of any undertaking under this letter or any Facility Documents by any party thereto;

(g)	in any legal proceedings arising out of or in connection with this letter or any of the Facility Documents; or

(h)	to the extent expressly permitted under the terms of the Facility Documents,

provided that (in the case of (b) and (c) (i) the disclosing party shall give the other parties reasonable prior notice of any intended disclosure pursuant to the foregoing to the extent practicable to give prior notice (or, if not practicable, promptly after such disclosure), in each case to the extent that the giving of such prior notice (or, as the case may be, subsequent notice) is not contrary to the requirements of any applicable law, stock exchange or government or other regulatory authority and (ii) the disclosing party shall, if requested by any of the other parties, take into account the comments of such party. All reasonable steps shall be taken by the parties to (1) ensure that their respective directors, officers, employees, agents shall keep and (2) request their accountants, attorneys and other advisers to keep such terms and conditions confidential on the foregoing basis.

None of the Coordinating Lead Arrangers or its affiliates will use Information obtained from the Borrowers, the Sponsors or any of their respective affiliates by virtue of the transactions contemplated by this letter or each Coordinating Lead Arranger’s other relationships with the Borrowers, the Sponsors or any of their respective affiliates in connection with the performance by the Coordinating Lead Arrangers or each of its affiliates of services for other companies, or furnish any such information to any such other companies in connection with the performance of such services.

Without prejudice to any outstanding claims, the obligations under this paragraph 9 shall be superseded and replaced by the confidentiality undertakings under the relevant Project Facility Documents with effect from the respective date of signing thereof.

10. Publicity

The Coordinating Lead Arrangers, the Borrowers and the Sponsors agree that they will not make, or permit or procure any other person to make, any announcement or disclosure of any details of the transactions contemplated by the Mandate Documents without first obtaining the prior written consent of the other parties hereto (such consent not to be unreasonably withheld or delayed).

11. Indemnity

The Borrowers, failing which the Sponsors, agree to indemnify and hold harmless the Coordinating Lead Arrangers (and their respective directors, officers, employees and agents) (each an “Indemnified Person”) against any loss, liability, cost or expense (including the reasonable fees and expenses of counsel to such Indemnified Person):

(a)	incurred by any Indemnified Person in connection with any breach by the Borrowers or either Sponsor of the terms of the Mandate Documents to which it is a party excluding and without prejudice to the provisions of the Subconcession Facility Agreement; or

(b)	incurred by or awarded against any Indemnified Person and arising out of or in connection with any claims, investigation, litigation or proceeding (or the preparation of any defence with respect thereto) commenced or threatened in relation to the Mandate Documents to which it is a party excluding and without prejudice to the provisions of the Subconcession Facility Agreement (or the transactions contemplated hereby or thereby) or use of the proceeds of any of the Facilities, except to the extent resulting directly from the gross negligence or wilful misconduct of such Indemnified Person.

Each Indemnified Person shall have the right under the Contracts (Rights of Third Parties) Act 1999 to enforce its rights against the Borrowers and the Sponsors under this paragraph 11 except that the consent of any such Indemnified Person is not required for any variation (including any release or compromise of any liability hereunder) or to the termination of this letter.

Without prejudice to any outstanding claims, the obligations under this paragraph 11 shall be superseded and replaced by the indemnity obligations under the relevant Project Facility Documents with effect from the respective date of signing thereof.

12. Conflicts

The Borrowers and the Sponsors acknowledge that the Coordinating Lead Arrangers or their affiliates may provide debt financing, equity capital, advisory or other services to other persons with whom the Borrowers or the Sponsors may have conflicting interests in respect of the Facilities in this or other transactions.

The Borrowers and the Sponsors acknowledge that the Coordinating Lead Arrangers or their affiliates may act in more than one capacity in relation to this transaction and may have conflicting interests in respect of such different capacities.

However, the Coordinating Lead Arrangers represent that they have and will continue to maintain in place such procedures that ensure that Information (including all Information provided by or on behalf of the Borrowers, the Sponsors or any of their affiliates at the request of the Coordinating Lead Arrangers in connection with the Facilities and the Project pursuant only to this letter) obtained from the Borrowers, the Sponsors or any of their affiliates will not be made available directly or indirectly by any person to the customers of the Coordinating Lead Arrangers or any of their respective affiliates or any other person.

The Coordinating Lead Arrangers shall not (and shall procure that none of their respective affiliates or any of their respective directors, officers, employees and agents shall not) use confidential information obtained from or on behalf of the Borrowers or the Sponsors or any of their affiliates for the purpose of the Facilities in connection with providing services to other persons or furnish such information to such other persons.

The Borrowers and the Sponsors acknowledge that the Coordinating Lead Arrangers have no obligation to use any information obtained from another source for the purposes of the Facilities or to furnish such information to the Borrowers or Sponsors.

13. Delegation

The Coordinating Lead Arrangers reserve the right to employ the services of their affiliates in providing services contemplated by the Mandate Documents (subject to first providing details of such arrangements to the Sponsors) and to allocate, in whole or in part, to such affiliates the fees payable under the Mandate Documents in such manner as such Coordinating Lead Arranger or its affiliate(s) may agree in their sole discretion (but that the Coordinating Lead Arrangers shall nevertheless remain liable to the Borrowers and the Sponsors for the provision of the services contemplated by the Mandate Documents). The Borrowers and the Sponsors acknowledge that the Coordinating Lead Arrangers and their respective affiliates may, subject to the obligations in paragraph 9, share with each other any information related to them, the Group, the Project or the Facilities or any of the other matters contemplated by or referred to in the Mandate Documents, subject to the terms of paragraph 9. Any such affiliate shall have the right under the Contracts (Rights of Third Parties) Act 1999 to rely on this paragraph 13 except that the consent of any such affiliate is not required for any variation (including any release or compromise of any liability hereunder) or to the termination of this letter.

14. Assignments

Save as provided therein, none of the Borrowers, the Sponsors nor any of the Coordinating Lead Arrangers shall assign any of their respective rights or transfer any of their respective rights or obligations under the Mandate Documents to which it is a party without the prior written consent of each of the other parties.

15. Termination

The appointment hereunder (and the Coordinating Lead Arrangers’ arranging and underwriting commitment) shall terminate if:

(a)	Project Facility Documents acceptable to the Coordinating Lead Arrangers and the Borrowers are not signed on or before 30 June 2007 and notice in writing is given by the party hereto who wishes to terminate to the other parties (unless otherwise extended by agreement between all parties hereto); or

(b)	Any of the Borrowers or the Sponsors, on the one hand, or the Coordinating Lead Arrangers on the other hand breach any term of the Mandate Documents to which it is party and notice in writing to terminate is given by the Coordinating Lead Arrangers (in the case of a breach by the Borrowers or Sponsors) or by the Sponsors (in the case of a breach by any of the Coordinating Lead Arrangers) as the case may be to the other parties (unless otherwise extended by agreement between all parties hereto); or

(c)	upon notice from any Coordinating Lead Arrangers if any written factual information provided by the Borrowers, the Sponsors or their advisers to the Coordinating Lead Arrangers or their respective advisers proves to have been inaccurate or misleading in any material respect at the time provided or, as the case may be, the date stated, or any written projection and/or statement of belief provided by the Borrowers, the Sponsors or their advisers to the Coordinating Lead Arrangers or their respective advisers proves not to have been prepared in good faith or not to have been based on reasonable assumptions at the time of its preparation; or

(d)	upon notice from any Coordinating Lead Arranger if the Borrowers or the Sponsors fails to disclose facts or information to the Coordinating Lead Arrangers which, at the time of such failure, might reasonably have been expected to have had a material adverse effect on their decision to arrange or underwrite the Facilities.

To the extent not superseded by obligations in respect of such matters under the Facility Documents, the obligations of the parties under paragraphs 3, 9, 10 and 11 headed respectively “Fees and Expenses”, “Confidentiality”, “Publicity” and “Indemnity” will (subject to the terms of those paragraphs) survive the termination (for whatever reason) of the Coordinating Lead Arrangers’ obligations set out in this letter.

16. Miscellaneous

This letter may be signed in a number of counterparts, which shall have the same effect as if the signatories on the counterparts were on a single copy of the letter. Save as expressly provided in paragraphs 11 and 13 above, a person who is not a party to this letter may not enforce any of its terms.

Save in respect of any claim which may be outstanding thereunder, the parties acknowledge generally that the provisions of the Mandate Letter dated 26 May 2006 (including the confidentiality undertakings referred to in the second sub-paragraph of paragraph 4 thereof, which the Sponsors shall procure to release) shall be replaced and superseded by the provisions hereof.

17. Governing Law

This letter shall be construed in accordance with, and this letter and all claims arising in connection with it shall be governed by, English law.

18. Submission to Jurisdiction

The Borrowers and the Sponsors and the Coordinating Lead Arrangers irrevocably submit to the jurisdiction of the English courts for the purpose of hearing and determining any dispute arising out of this letter.

19. Severability

Any obligation or liability (“Liability”) of the Sponsors contained in this letter or the Fee Letters shall be borne, and each Sponsor shall only be liable to the Coordinating Lead Arrangers, severally in a maximum amount equal to 100% in the case of PBL or, following the Partial Release Date (as defined in the Sponsor Guarantee (as defined in the Subconcession Facility Agreement) granted by PBL), 50% in the case of PBL and 50% in the case of Melco of such Liability.

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Please sign and return the enclosed copy of this letter on or before 5 September 2006, failing which this arranging and underwriting offer will lapse unless it has been extended in writing by the Coordinating Lead Arrangers. We look forward to working with you on this transaction.

Yours faithfully,

For and on behalf of ANZ INVESTMENT BANK

the investment banking division of AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

By:	/s/
Name	Vikas Batra
Position	Executive Director & Head of Project & Structure Finance, Asia

Date	4 September 2006

For and on behalf of BANK OF AMERICA

By:	/s/
Name	Russell McCormack
Position	Principal, Syndicated Capital Markets

Date	4 September 2006

For and on behalf of BARCLAYS CAPITAL,

the investment banking division of BARCLAYS BANK PLC

By:	/s/
Name	Robin Gibbons
Position	Director, Global Loans

Date	4 September 2006

For and on behalf of DEUTSCHE BANK AG, HONG KONG BRANCH

By:	/s/	By:	/s/
Name	Kyoko Murai	Name	Chris Gammons
Position	Director	Position	Managing Director, Head of Debt Products

Date	4 September 2006	Date	4 September 2006

We agree to the terms set out above.

PBL Entertainment (Macau) Limited

By:	/s/
Name	Geoff Kleemann
Position	Director

Date	4 September 2006

We agree to the terms set out above.

Melco International Development Limited

By:	/s/
Name	Clarence Chung
Position	Chief Financial Officer

Date	4 September 2006

We agree to the terms set out above.

Publishing and Broadcasting Limited

By:	/s/

Name	Geoff Kleemann
Position	Chief Financial Officer
Date	4 September 2006

Illustrative Summary Terms & Conditions1

The following Illustrative Summary Terms & Conditions (“Term Sheet”) is for discussion purposes only and nothing expressed or implied herein shall be construed as an offer to arrange or provide financing. Any such commitment shall be advised separately and is subject to the terms of the Commitment Letter to which this Term Sheet is attached.

Sponsors	Publishing & Broadcasting Limited (“PBL”) and Melco International Development Limited (“Melco”).

Lessee	PBL Entertainment (Macau) Limited (“PBL Macau”), the subconcessionaire and operator of Licensee gaming businesses (in premises leased from the Lessors) under the terms of a gaming subconcession agreement (the “Subconcession”) to be granted by Wynn Resorts and approved and adopted by the Macau SAR government (the “Macau SAR”).

Lessors and Lease Arrangements

The Macau based gaming businesses jointly conducted by the Sponsors, and to initially comprise:

(a)     Mocha Slots electronic gaming machine lounges currently managed by Mocha Slot Group Limited and its subsidiaries (which business, under the brand name “Mocha Slot Club”, the premises leases[2], the gaming equipment and other assets thereof will, after the completion of the acquisition of the Subconcession and approval of the Macau SAR, be transferred to PBL Macau pursuant to the Corporate Restructuring);

(b)     Crown Macau owned by Great Wonders, Investments, Limited (“Great Wonders”); and

(c)     City of Dreams owned by Melco Hotels and Resorts (Macau) Limited (“Melco Hotels”, which, together with Great Wonders, will also be transferred to and become a subsidiary of PBL Macau as part of the Corporate Restructuring).

The existing ownership of PBL Macau and other companies referred to above and the proposed steps in the Corporate Restructuring are set out in the attached corporate restructuring memorandum.

The Sponsors have also announced their intention to build and operate a third casino project in Macau to be held by a third casino company which will be a direct or indirect, wholly owned subsidiary of Melco PBL Entertainment (Macau) Limited (“Melco PBL Entertainment”) but not a subsidiary of Melco PBL International Limited (“Melco PBL International”) and so outside the Primary Obligor group (the “Third Casino Company”).

[1]	In addition to definitions defined in the text of this term sheet, additional definitions are set out in the Schedule hereto.
[2]	Details to be confirmed in Finance Documents.

The CLAs understand that:[3]

(a)     gaming business of existing and future Macanese projects will be operated by PBL Macau in premises leased by it under lease agreements (each a “Lease Agreement”) from sister companies which are (save in the case of Crown Macau and City of Dreams) direct or indirect, wholly owned subsidiaries of Melco PBL Entertainment outside the Primary Obligor group or, potentially, third parties outside the Melco PBL Entertainment group (each, together with Great Wonders and Melco Hotels, a “Lessor” and each such project, other than City of Dreams, an “Excluded Project” but, in relation to Crown Macau, see footnote 10);[4]

(b)     the Lease Agreements will be on terms which have been notified to the Lenders in advance and which:

[(i)    provide that the Lessor will be responsible for (and indemnify PBL Macau in relation to) all costs and liabilities in respect of the ownership, development, fit out and operation of each project;

(ii)     ensure compliance by PBL Macau with all relevant Subconcession requirements insofar as such Subconcession requirements are relevant to the Lease Agreement or Excluded Project of such Lessor;

(iii)   limit any recourse against PBL Macau or its assets to otherwise unappropriated gaming revenues derived from the project to which the Lease Agreement relates;

(iv)    provide for a rental payment, after deduction of gaming tax, other monthly contributions and similar amounts such as premia payable under the Subconcession[5] and any undischarged Lessor costs, liability or indemnity obligation, of a percentage of gaming revenues from the project (the “Revenue Split Percentage”) which is, in the case of the Crown Macau project, equal to the balance of gaming revenues remaining (after further deduction of a licence fee payable to PBL Macau) equivalent to a percentage of gross gaming revenues to be agreed (but, in any event, to be not less than (x) 13% of gross gaming revenue generated from gaming tables plus (y) 29% of all other gross gaming revenues following termination of the SJM Agreements and, in the case of each other project, such amount as may be agreed between the Lessor and PBL Macau and which is, from PBL Macau’s perspective, commercially reasonable; and

[3]	Excluded Project non-recourse, indemnity and security sharing arrangements to be agreed.
[4]	The CLAs understand the Sponsors are also considering the need for PBL Macau to incorporate subsidiaries, in addition to Great Wonders, to hold such Excluded Projects as Lessors (if so permitted, each such subsidiary, an "Excluded Subsidiary").
[5]	These amounts should comprise only subconcession premia (for amounts, calculation and frequency of payment, see art 47 of the draft Subconcession), public foundation contribution (art 48), public projects contribution (art 49) and gaming tax (art 50).

(v) are otherwise on an arm’s length, commercially reasonable basis, or have been approved by the Lenders;

(c)     as Project Documents, waiver, amendment and termination of executed Lease Agreements will be subject to certain terms to be agreed during documentation, including Lender notification and approval rights;

(d) all revenues from these operations will be paid into PBL Macau’s Gaming Receipts Account and held, pending application, in separate sub-accounts thereof for each project;

(e)     gaming tax, other monthly contributions and similar amounts such as premia payable under the Subconcession will be transferred monthly from the Gaming Receipts Account to PBL Macau’s Taxation Account;

(f)      thereafter, remaining revenues from each project will, subject to the discharge of project cost, liability and indemnity obligations assumed by the relevant Lessor in favour of PBL Macau, be shared between PBL Macau and that project in accordance with PBL Macau’s contractual obligation to pay the Revenue Split Percentages under the project Lease Agreement;

(g)     the Gaming Receipts Account and the Taxation Account will be secured in favour of the Lenders (and, subject to terms to be agreed during documentation, such security over Gaming Receipts Account sub-accounts can be shared with other Excluded Project lenders) but, prior to an Event of Default and subject to compliance with the Finance Documents, will allow PBL Macau to make withdrawals for the release of funds for each project;

(h)     save for PBL Macau’s obligations under the Lease Agreements (recourse in respect of which shall be limited as set out above), each Excluded Project will be developed and financed on terms which do not involve any recourse to PBL Macau or any other member of the Primary Obligor group; and

(i)      any holdco guarantees which may be required in connection with such a project will be provided by entities outside the Primary Obligor group.]

or otherwise are entered into on terms which adequately protect the interests of Lenders whilst allowing PBL Macau to enter into arrangements on arms length commercially reasonable market terms, as approved by the CLAs (acting reasonably).

Borrowers	PBL Macau, Melco Hotels and, as a borrower for US institutional tranches, a US domiciled subsidiary of PBL Macau (the “Borrowers”).

Guarantors	Each Borrower, the Managing Director (provided that recourse against the Managing Director is limited to the value of her shares), Melco PBL International, MPBL Investments Limited (“Intermediate Holdco”) and each of PBL Macau’s other direct and indirect subsidiaries on a joint and several basis with the exception of any Excluded Subsidiaries.

Coordinating Lead Arrangers, Underwriters and Bookrunners	Australia and New Zealand Banking Group Limited, Banc of America Securities Asia Limited, Barclays Capital and Deutsche Bank AG (“CLAs”).

Facility Agent	Subconcession Facility: Australia and New Zealand Banking Group Limited Project Facilities: TBD

Security Agent	Subconcession Facility: ANZ Fiduciary Services Pty Limited Project Facilities: TBD

Intercreditor Agent	TBD

Account Bank	TBD

Independent Technical Consultant	Franklin + Andrews (Hong Kong) Ltd.

Other advisers including Environmental, market, insurance, financial model auditor, etc

Gaming market consultant - The Innovation Group

Environmental consultant (and Independent Technical Consultant) -

Franklin + Andrews (Hong Kong) Ltd.

Insurance consultant - [Jardine Lloyd Thompson]

Hotel market consultant - HVS International

Project appraisor - [HVS International]

Financial Model auditor - [Deloitte Touche Tohmatsu]

Local legal counsel - Henrique Saldanha, Avogados & Notarios

International legal counsel - Clifford Chance

Lenders	A group of financial institutions to be assembled by the CLAs pursuant to a syndication strategy to be developed in consultation with the Sponsors and to include affiliated entities of each of the CLAs.

Crown Project Lenders	Lenders under the financing of Crown Macau

Project	City of Dreams project in Macau comprising:

(a) Hotel - four hotel developments (two of at least five star international standard), comprising approximately 1,600 rooms

(b) Gaming - approximately 39,300m² of gaming area over three levels including not less than 50 VIP tables, 400 non-VIP tables and 2,500 slot machines

(c) Retail and Food and Beverage - retail space of approximately 4,700m² and food and beverage space of approximately 17,000m²

(d) Leisure and Entertainment - leisure and entertainment facilities including a 2,500 seat theatre, health club, spa and signature facilities

(e)     Other Facilities - such other facilities as are necessary and incidental to facilitate customer access and service to be completed in two stages, with stage 1 including at least two of the hotels (being Crown and Hard Rock), all of the gaming area and at least 50% of the retail and food and beverage space and stage 2 the remainder of the Project not comprised in stage 1.

Facilities

Nature of Facilities	US$ and/or HK$ senior secured term loan facilities.

Facility Amounts	US$1,600 million, comprising:

(A) a US$500 million Subconcession Facility; and

(B)    a Non-Gaming Facility and General Project Facility[6] in an aggregate amount of not less than US$1,100 million, plus an additional US$500 million, subject to the utilization of these Facilities for the repayment in full of the Subconcession Facility (together, the “Project Facilities”)

subject to the audited financial model having a debt to equity ratio of no more than 70:30 (equity for these purposes not including High Yield Bond proceeds) and showing an average debt service coverage ratio (determined on the basis set out in Financial Covenants below) of not less than 1.65x. If the outstanding amount of the Subconcession Facility is less than US$500 million upon utilisation of the Project Facilities in repayment of the Project Facilities, the remaining amount of the Non-Gaming Facility and General Project Facility shall be increased by the shortfall.

The amounts of the Non-Gaming Facility and the General Project Facility and final allotments in respect of each Facility will be determined by the CLAs in consultation with the Borrowers. The final allocation of the Facility Amount between US$ and HK$ in respect of the Non-Gaming Facility and the General Project Facility will be determined subject to market conditions by the CLAs in consultation with the Borrowers.

Purpose	Subconcession Facility

To finance the portion of the payment to Wynn Resorts for the Subconcession not funded by equity and/or subordinated loans from the Sponsors and/or their respective group companies.

Non-Gaming Facility

To finance the construction of the non-gaming portion of the Project and refinance the Subconcession Facility.

General Project Facility

To finance the construction of the Project including, if necessary, the non-gaming portion thereof and other pre-opening costs in relation to the Project identified in the financial model and (in respect of any US institutional tranche) refinance the Subconcession Facility.

[6]	For ease of administration, these facilities may be combined and, if required, tranched to address any non-gaming lender requirements for amounts equal to their participations to be applied towards non-casino Project costs.

Drawdown and Repayment

Agreement Date	In respect of any Facility, the date of signing of the Facility Agreement therefor.

Final Maturity Date	84 months after the Agreement Date or, if the Subconcession Facility is drawn, 60 months after the Subconcession Facility Agreement Date if the initial utilization under the Non-Gaming Facility and the General Project Facility is not made by Subconcession Facility Trigger Date.

Availability Period	Subconcession Facility

Subject to satisfaction of conditions precedent applicable to this Facility and by prior written notice on the day of utilisation to the Facility Agent, the Facility will be available for drawing on any business day within 30 days after the Agreement Date (and may, following drawing but pending application to complete the Subconcession purchase, be held in an interest-bearing disbursement account blocked in favour of the account bank in order to facilitate prompt payment to Wynn Resorts for the purchase).

Project Facilities

Subject to satisfaction of conditions precedent applicable to these Facilities and not less than 5 business days prior written notice to the Intercreditor Agent, each Project Facility will be available for drawdown in minimum amounts of US$5 million (or its equivalent in HK$) during the period between the Agreement Date and the earlier of (a) the date falling 90 days after the Construction Completion Date is achieved for stage 1 of the Project and (b) the Long Stop Date (to be agreed). If, at the end of this availability period, stage 2 has not been completed, then, to the extent that it is required to fund stage 2 (and is so certified by the Technical Adviser), the balance of the Facilities may be drawn and, pending application, deposited in a separate interest bearing account secured in favour of the Lenders. Proceeds of the drawings will be available for disbursement from the account upon satisfaction of the same conditions precedent and notice requirements as the Facility of which they formed part.

The proceeds of the Non-Gaming Facility will not be used towards the gaming facilities.

Except for the first utilisation of the Project Facilities whilst the Subconcession Facility is outstanding which will be in the amount required to refinance (and shall be applied to refinance) amounts drawn under the Subconcession Facility, all drawings under the Non-Gaming Facility and General Project Facility and contributions of Base Equity, Deferred Equity and Contingent Equity will be paid into a “Disbursement Account” which will be subject to “Security”. A Disbursement Account will be established for each Borrower.

US Institutional Tranches[7]

Notwithstanding the foregoing, to the extent that all or any part of a Facility comprises a US institutional tranche:

(a)     subject to satisfaction of conditions precedent applicable to the Facility of which it forms part (including a drawdown minimum amount of US$10 million and the receipt of credit ratings from Standard & Poor’s Rating Group and Moody’s Investor Services), each such tranche will be available for drawdown during the 12 month period immediately after the Agreement Date in respect of that Facility;

(b) each such tranche will be drawn ahead of any non-institutional portion of the Facility of which it forms part;

(c)     the Subconcession Facility will initially be made available by non-institutional Lenders and, thereafter, shall be refinanced by drawings on any other available US institutional tranche of any other Facility (and the available commitment under that Facility will increase by the amount repaid from such drawings);

(d)     if, at the end of the availability period referred to in paragraph (a) above, any US institutional tranche has not been fully drawn, it shall thereupon be drawn in full and, pending application under the Facility of which it forms part, deposited in a separate interest bearing disbursement account secured in favour of the Lenders; and

(e) proceeds of the drawing will be available for disbursement from the account upon satisfaction of the same conditions precedent and notice requirements as the Facility of which they form part.

Any commitments undrawn on the expiry of the Availability Period or, if the conditions precedent to initial utilization under the Non-Gaming Facility and the General Project Facility are not met by such date, the Subconcession Facility Trigger Date, will be cancelled (and any amount drawn but not disbursed from its disbursement account under a US institutional tranche of a Facility shall be repaid as if it were a mandatory prepayment).

Repayment	Save as provided below, the Facilities will be repaid in quarterly installments commencing the earlier of 6 months after the Construction Completion Date for stage 1 of the Project and 36 months from the Agreement Date (in the case of the non-institutional and institutional tranches of the Non-Gaming Facility and the General Project Facility) and commencing 31 December 2007 (in the case of the Subconcession Facility) according to the following schedule:

[7]	These may be provided under a separate Facility.

	Amortization
Quarter	Non-Institutional	Institutional	Subconcession Facility
1	3.00%	1.00%	3.00%
2	3.00%	1.00%	3.00%
3	5.00%	1.00%	5.50%
4	5.00%	1.00%	5.50%
5	5.00%	1.00%	5.50%
6	5.00%	1.00%	5.50%
7	5.50%	1.00%	6.00%
8	5.50%	1.00%	6.00%
9	6.50%	1.00%	6.00%
10	6.50%	1.00%	6.00%
11	6.50%	1.00%	8.00%
12	6.50%	1.00%	8.00%
13	6.50%	1.00%	8.00%
14	7.50%	21.75%	8.00%
15	7.50%	21.75%	16.00%
16	7.50%	21.75%
17	8.00%	21.75%

Mandatory Repayment/Change of Repayment Schedule of Subconcession Facility	In the event that the conditions to the release of the corporate guarantees for amounts payable under the Subconcession Facility (see paragraph (3) of “Sponsors’ Support” below) are not satisfied by the Subconcession Facility Trigger Date and the Majority Lenders have thereafter determined that repayment of the Subconcession Facility should be reviewed, the Lenders and the Borrowers shall enter into good faith discussions concerning such review. If, within three months of such determination, a payment restructuring has not been agreed by all Lenders, any Lender may demand repayment of all amounts outstanding to it under the Subconcession Facility in full.

If, prior to the utilization of the Non Gaming Facility and the General Project Facility, any debt is raised or attempted to be raised in substitution therefore, the Subconcession Facility shall become immediately due and payable in full.

Voluntary Prepayment	In the case of the Subconcession Facility, the provisions are set out in the Subconcession Facility Agreement. Subject to the satisfaction of certain conditions as specified in this Voluntary Prepayment section and not less than 30 days’ prior written notice to the Intercreditor Agent, a Borrower may make voluntary prepayments under the Project Facilities on any interest payment date without premium or penalty. Voluntary prepayments will be applied to the principal outstanding of the Facilities and to maturities on a pro-rata basis and amounts prepaid will not be available for redrawing. If prepaid prior to the Construction Completion Date (other than from shareholder loans or Permitted Public Offering proceeds not otherwise forming part of any amount of equity required to be subscribed under the Finance Documents), the full amount of principal outstanding must be prepaid. Otherwise, not less than US$5 million (or its equivalent in HK$) or multiples thereof (or the balance of the principal amount outstanding).

Mandatory Prepayment	Subject to the rights of any Lender(s) to waive such requirement[8], the Borrowers undertake to prepay the Project Facilities [NB: Sponsors to confirm] with:

(a)     100% (or, in the case of any public offering subsequent to and other than the Permitted Public Offering, 75%) of net proceeds of any permitted (to be agreed in the facility documentation) equity or debt issuance to any person by any Primary Obligor (other than the Permitted Public Offering (to the extent it is completed prior to any drawing under the Non-Gaming Facility or the General Project Facility), any equity injection or shareholder/Sponsor group loans required for the construction or operation of the Project, equity of US$128 million committed and cost overrun (if any) for the construction or operation of the Crown Macau project equity for the acquisition of the Subconcession or other permitted indebtedness);

(b) 100% of net proceeds of any asset sale, subject to reinvestment rights and other exceptions to be agreed upon;

(c)     100% of net termination proceeds paid under the Subconcession, any Lease Agreement, the Hotel Management Agreements or any other material contracts or agreements subject to exceptions to be agreed upon;

(d) 100% of net proceeds or liquidated damages paid pursuant to obligation, default or breach under the Project Documents subject to reinvestment rights and other exceptions to be agreed upon;

(e) 100% of insurance proceeds net of expenses incurred to obtain such proceeds subject to reinstatement rights and other exceptions to be agreed upon; and

(f) Excess Cashflow:

(i)      100% of excess cashflow (to be defined) (after providing for items (a) – (d) in the Licensee Proceeds Account waterfall) for each financial year commencing with the financial year in which the Construction Completion Date is achieved;

(ii) such amount to be reduced to 50% of excess cashflow for each financial year in which the ratio of Total Debt to EBITDA is less than 3:1 but equal to or more than 2:1; and

[8]	Subject to customary US institutional rights to refuse early repayment (and pro rata reallocation of prepaid amounts to non-institutional Lenders).

(iii) such amount to be reduced to 25% of excess cashflow for each financial year in which the ratio of Total Debt to EBITDA is less than 2:1.

Any prepayments will be applied to the principal outstanding of the Project Facilities pro rata and, as to each Project Facility, in inverse chronological order of maturity.

If all or substantially all of the Project is lost, damaged or destroyed, the Borrowers are obliged to immediately prepay all amounts outstanding on the earlier of the receipt of the insurance proceeds as referred to in paragraph (e) above and [•] days after such loss, damage or destruction of all or substantially all of the Project.[9]

[9]	Grace period to be agreed in Finance Documents.

Accounts1011

This structure contemplates that the revenues of all the gaming business conducted at the premises of existing and future Lessors are paid into a PBL Macau account, secured in favour of the Security Agent for the benefit of the Lenders (including secured hedging counterparties) and that, subject to such security, such revenues would be paid out in accordance with the priority set out in the waterfall below. The account would be divided into sub-accounts for each Lease Agreement and, subject to terms to be agreed during documentation security over the sub-accounts to be shared with Lessor project lenders.

PBL Macau Accounts

PBL Macau will establish the following accounts:

1.       a receipts account in Macau, which will be secured in favour of the Security Agent (the “Gaming Receipts Account”);

2.       a Taxation Account in Macau, which will be secured in favour of the Security Agent (the “Taxation Account”); and

3.       a Payment Account in [Hong Kong/Macau], which will be secured in favour of the Security Agent (the “PBL Macau Payment Account”).

Receipts	All gaming revenues generated from the gaming business conducted at the premises of the Lessors and all revenues of PBL Macau will be paid into separate sub-accounts of the Gaming Receipts Account.

Each month, the amounts received in the Gaming Receipts Account during the preceding period will be transferred in the following order:

1.       payments into the Taxation Account, the amount of gaming tax and all contributions and similar amounts such as premia payable by PBL Macau, in each case under the Subconcession on gross gaming revenue for that month;

2.       subject to the transfer to the Disbursement Account prior to the Construction Completion Date for stage 1 of the Project as mentioned in the last paragraph of this “Receipt” section below, payment into the PBL Macau Payment Account, in an amount equal to the balance of the relevant gaming revenue (less, after deduction of Revenue Split Percentages and such other amounts as may be required, the amount payable to the Lessors under their respective Lease Agreements); and

3.       the balance to be paid to the Lessors in accordance with their respective entitlements under the Lease Agreements (and, in the case of Melco Hotels, to a “Lessor Proceeds Account” established by it (and secured in favour of the Security Agent)).

[10]	Arrangements for Crown Macau subject to negotiation with Crown Macau Lenders, changes in security structure subject to approval of CLAs (acting reasonably).
[11]	In relation to Excluded Projects (other than Crown Macau), subject to finalisation of Lease Arrangements.

All revenues of Melco Hotels, after gaming revenues (dealt with as set out above) or funds required to be credited to the Mandatory Prepayment Account but excluding for the purpose set out in paragraph (f) of “Payments” below shall be paid into its Lessor Proceeds Account.

Net revenues received by PBL Macau from the operation of Crown Macau and Mocha Slots gaming businesses and the dividends or other income distribution (if any) paid to it from Great Wonders, in each case, prior to the Construction Completion Date for stage 1 of the Project will be paid into the relevant Disbursement Account as mentioned in the fourth paragraph under the sub-section “Availability Period” of the section headed “Drawdown and Repayment” above. Thereafter, the latter shall be paid into the PBL Macau Payment Account as set out above.

Payments	Save as set out above, no withdrawals may be made from the PBL Macau Payment Account or the Melco Hotels Lessor Proceeds Account other than to pay agreed construction costs (against confirmation from the relevant Contractor supported by a certificate issued by the Independent Technical Consultant similar to that referred to in paragraph (b)[12] of “Conditions precedent to all drawings under the Non-Gaming Facility and the General Project Facility”), operating costs, debt service, funding the Debt Service Accrual Account (the “DSAA”), the High Yield Bond Debt Service Accrual Account (the “High Yield Bond DSAA”), the Debt Service Reserve Account (the “DSRA”) and the High Yield Bond Debt Service Reserve Account (the “High Yield Bond DSRA”) or any other direct expenses relating to the Project (or, where relevant, PBL Macau) as agreed. Payments from the Disbursement Account, PBL Macau Payment Account and Lessor Proceeds Account will be made in the following sequence:

(a) payment of construction costs, budgeted operating expenditure, capital costs and income taxes;

(b) payment of any fees and expenses owing to Lenders, including the Facility Agent’s and Security Agent’s fees and costs;

(c) payments to the DSAA of interest due under the Facility Agreements and scheduled interest swap payments;[13]

(d) payments to the High Yield Bond DSAA of scheduled interest[14] due under the High Yield Bond;

(e)     payments to the DSAA of principal due under the Facility Agreements and non-scheduled interest or other swap payments and any amount outstanding under any Pari Passu Revolving Credit Facility (to the extent not rolled-over in relevant period);

[12]	Lenders will require technical consultant confirmation in relation to the items set out in this paragraph.
[13]	ranking of commissions payable to Subconcession bank guarantee provider pre-default on a pari passu basis with interest costs to be considered.
[14]	i.e., interest accruing on the face value of the High Yield Bond in respect of the then current semi-annual period.

(f) payment to DSRA up to the required balance (to cover all interest and principal due under the Facility Agreement over the next six month period);

(g)     payment to the High Yield Bond DSRA (to cover scheduled interest under the High Yield Bond over the next six month period);

(h)     payment to a reserve account (the “Mandatory Prepayment Account”) to meet payments required under paragraphs (f) and (g) of the Mandatory Prepayment provisions;

(i)      payment to a reserve account (the “Mandatory Prepayment Account”) to meet payments required under paragraphs (f) and (g) of the Mandatory Prepayment provisions;

(j)      payment to a reserve account (the “Mandatory Prepayment Account”) to meet payments required under paragraphs (f) and (g) of the Mandatory Prepayment provisions;

(k) payment to a reserve account (the “Mandatory Prepayment Account”) to meet payments required under paragraphs (f) and (g) of the Mandatory Prepayment provisions;
(l) in the case of PBL Macau, payment to Distribution Account; and
(m) in the case of City of Dreams, payment to the PBL Macau Payment Account.
Moneys held in the Distribution Account may be used to make distributions for any purpose as PBL Macau considers fit subject to restrictions (see Covenants on the Borrower and Distribution Tests below). To the extent that moneys held in the Distribution Account may not be used to make distributions by reason of the operation of those restrictions, it may be used to meet any shortfall in moneys held in the PBL Macau Payment Account or the Melco Hotels Lessor Proceeds Account on amounts falling under paragraphs (a) to (f) above in that order or (if there is no shortfall on amounts falling under paragraphs (a) to (f) above and the Distribution Tests have been satisfied at that time) to make distributions (in the case of City of Dreams, to the PBL Macau Payment Account) in a subsequent semi-annual period.

Funds received and which are required to be applied in prepayment under paragraphs (a) - (e) of the Mandatory Prepayment provisions shall, to the extent not so applied immediately, be credited to the Mandatory Prepayment Account for application on the next interest payment date.

Withdrawals	The Security Agent will, subject to any intercreditor and security sharing arrangements in respect of individual Gaming Receipts Account sub-accounts as may be agreed with other Lessor project lenders, have full control over withdrawals from and transfers between the Accounts following an Event of Default which is continuing.

Interest and fees

Interest	US$ Facilities

LIBOR + 3.00% per annum, actual/360 days.

HK$ Facilities

HIBOR + 3.00% per annum, actual/365 days.

The interest rate margin will be determined and adjusted in accordance with the Total Debt/EBITDA ratio post Construction Completion Date based on the following grid:

Total Debt/EBITDA	Margin
< 2.00x	2.00% per annum
• 2.00x < 3.00x	2.50% per annum
• 3.00x	3.00% per annum

Interest Period	1, 2, or 3 months. [n.b. DSAA/DSRA requirements for interest to be considered if interest period is less than 3 months.]

Commitment Fee	1.50% per annum on the daily undrawn amount of the Facilities, reducing to 1.00% where more than 50% of the total commitments have been utilized, calculated on the actual number of days elapsed in a year of 360 days for the US$ Facilities and 365 days for the HK$ Facilities. The Commitment Fee will be payable quarterly in arrear from the applicable Agreement Date and through the Availability Period and on the earlier of the date of full drawdown and end of the Availability Period for the respective Facility.

Equity and Sponsors’ Support

Base Equity	A minimum amount totaling US$835 million (or its equivalent) contributed by the Sponsors or other sources plus the amount of the High Yield Bond (so that the sum thereof is not less than US$1,435 million) and subordinated, where relevant, in accordance with the Subordination Deed/Intercreditor Agreement. Base Equity will be in addition to and will not include the equity contributed to Great Wonders for the Crown Macau project.

Deferred Equity	An amount totaling US$100 million to be contributed by the Sponsors available to meet Project costs.

Contingent Equity	An amount totaling US$[282] million[15] to meet cost overruns and contingencies.

Sponsors’ Support

(1)     Melco and PBL to undertake no “Change of Control Event” occurs (see Events of Default below); and

(2)     Melco and PBL will provide, on a 50:50 several basis, corporate or bank guarantees with a rating of A- or above by S&P (or equivalent rating by Moody’s) to cover Contingent Equity of US$[282] million and Deferred Equity of US$100 million to be contributed by the Sponsors.

The corporate and/or bank guarantees in respect of Contingent Equity and Deferred Equity shall be reduced to the extent such additional equity is injected into Melco Hotels (for the City of Dreams project) and shall be released upon satisfaction of the following conditions (such release date, the “Sponsor Support Release Date”):

(a)     the Construction Completion Date has occurred;

(b)     all Accounts are funded to the required balance; and

(c)     no Event of Default or potential Event of Default has occurred which is continuing,

or, in the case of Deferred Equity, if earlier, the demonstrated availability of not less than US$[200] million accumulated by PBL Macau from net receipts from Crown Macau dividends or licence fees or Mocha Slots cashflow which has not been spent and is available to meet Project costs (the “Net Operating Cashflow Amount”).

Any of the above corporate and bank guarantees may be used to discharge obligations due but unpaid by the Borrowers under the Facilities and the Hedge Agreements but Melco and PBL are not obliged to reinstate the amount of corporate and bank guarantees in this paragraph (2) which is reduced as a result of such discharge of unpaid obligations on a several basis.

[15]	Funding requirement for cost overruns/contingencies subject to further consideration, based on finalisation of Construction Contracts, final Technical Adviser review and report and review of reasonable downside cases.

(3)     Melco and PBL will provide, on a 50:50 several basis, corporate and/or bank guarantees with a rating of (and maintained at) A- or above by S&P (or equivalent rating by Moody’s) for amounts payable under the Subconcession Facility, such guarantee to be released on the earlier of:

(i)      satisfaction of conditions precedent to the initial utilisation under the Non-Gaming Facility and General Project Facility prior to the end of the Availability Period for such Facilities; and

(ii)     the date on which the following conditions are satisfied:

(A)    the ratio of Total Debt to EBITDA (determined on the basis set out in Financial Covenants below) at the end of two consecutive quarterly dates is less than 4.00:1;

(B)    the guarantees referred to in “Guarantors” above and the Security (except any such guarantees and Security that relate to assets of the Project which did not come into existence in circumstances where the conditions precedent to the initial Utilisation under the Non-Gaming Facility and General Project Facility have not been satisfied) (or equivalent satisfactory to the Lenders) have been put in place and perfected (and customary legal opinions obtained); and

(C)    the parties have agreed and implemented such amendments, supplements and further acts and other things as the Lenders reasonably consider consequential upon the failure to satisfy the conditions precedent referred to in sub-paragraph (i) above (including without limitation to ensure satisfaction of the Investment Plans under the Subconcession) and the implementation (except any such guarantees and Security that relate to assets of the Project which did not come into existence in circumstances where the conditions precedent to the initial Utilisation under the Non-Gaming Facility and General Project Facility have not been satisfied) of the acts, matters and other things contemplated by this Term Sheet (including the entry into Finance Documents on terms (including financial and other covenants reasonably satisfactory to the Lenders) contemplated therein and the adjustment of certain provisions of the Subconcession Facility Agreement as PBL Macau may reasonably require and the Agent under the Subconcession Facility, acting reasonably may agree, taking into account, in addition to the matters specified above, the consequence and effect of the failure to satisfy the conditions precedent referred to in sub-paragraph (i) above) on the operations of PBL Macau and its subsidiaries thereafter; and

(D) any conditions subsequent to Drawdown under the Subconcession Facility have been met (including the Macanese legal opinions in relation to the Subconcession being updated at such time),

provided that, until such time as the Corporate Restructuring has been completed, the full amount of such corporate and/or bank guarantees shall be provided by PBL.

Other principal terms

PBL Asia Limited shareholding	CLAs understand it is proposed PBL Asia Limited (“PBL Asia”) would grant Intermediate Holdco a call option (“PBL Asia Call Option”) over its shareholding in PBL Macau, exercisable at a price of $1.00 following the continuation of an Event of Default under the Finance Documents. The option could be exercisable by the Lenders on enforcement against Intermediate Holdco and PBL Asia would give direct undertakings to the Lenders in respect of the voting rights attached to its shareholding (“PBL Asia Undertaking”).

Security	The Project Facilities and the Hedge Agreements will be secured by:

(a)     first priority mortgage on each Primary Obligors’ land and all present and future buildings on and fixtures to such land, and assignment of land use rights under each Land Concession Agreement or equivalent (the “Land Agreements”);

(b) assignment of the Primary Obligors’ rights under the Project Documents;

(c) the corporate and bank guarantees referred to in “Sponsors’ Support” above;

(d)     charge over all of the Accounts, except for (i) the capital contribution account/disbursement account for the holding or payment of equity for the Crown Macau project; (ii) any cash deposit of up to MOP$2.29M of Melco Hotels set aside as guarantee money in favour of the Macanese Government guaranteeing the performance of Melco Hotel’s obligations under the City of Dreams’ land grant and (iii) the security to be created in favour of the trustee for the High Yield bonds over the High Yield Bond DSAA;

(e) assignment of the Primary Obligors’ rights under all insurance policies (including those in relation to the Project);

(f) assignment of insurer’s rights under and/or to the reinsurance proceeds;[16]

(g)     first priority security over the Primary Obligors’ chattels, receivables and other assets (other than shares in Great Wonders) which are not subject to any security under any other security documentation;

(h) assignment of the Primary Obligors’ rights under the Hedge Agreements;

[16]	To be discussed at the Finance Documents stage in the context of the Insurance Adviser's recommendations on what credit rating the insurers will be required to have and maintain.

(i) pledge over equipment and tools used in the gaming business by PBL Macau;

(j) charge over intellectual property rights (if any);[17]

(k)     first priority charges over issued shares capital of the Borrowers and each Guarantor (other than shares held in PBL Macau by PBL Asia) and assignment of Intermediate Holdco’s rights and interests arising under the PBL Asia Call Option;

(l)      Subordination Deed and/or Intercreditor Agreement providing for subordination and an assignment of all shareholder and other Sponsor, Sponsor group or other third party loans (except for such loans to Excluded Subsidiaries) to the Security Agent;

(m)    Intercreditor Agreement or other instrument for the appointment of the Security Agent and providing for the priority and ranking of and the sharing of security as between the Lenders and hedging counterparties (as providers of first ranking indebtedness), trustee for the High Yield Bond (in respect of guarantees to be provided by Melco PBL International, MPBL Investments, PBL Macau and Melco Hotels and pledges over the shares in MPBL Investments, PBL Macau and Melco Hotels)[18], the Subconcession performance bond provider (which provides a reducing performance bond/bank guarantee up to an initial amount of MOP 500 million to the Macau SAR to guarantee PBL Macau’s obligations under the Subconcession)[19] and the Lessor project lenders for the sharing of security over Gaming Receipts Account sub-accounts;

(n) Macanese power(s) of attorney, in customary form;

(o)     notices and acknowledgments of assignment, tripartite agreements and/or similar collateral security agreements with counterparties to Project Documents (including the Macau SAR in respect of the Subconcession and Land Agreements) including step-in-rights (if, in the case of the Subconcession, permitted by the Macau SAR) acceptable to the CLAs; and

(p)     in addition to PBL Asia Call Option and PBL Asia Undertaking, Sponsor undertakings concerning, amongst others, compliance with Subconcession by PBL Macau direct and indirect shareholders (and, where relevant in the case of future projects, compliance with Subconcession and Lease Agreements by other affiliates), change of control, and, in the case of PBL, preserving ownership and non-trading nature of PBL Asia and negative pledge on assets of PBL Asia.

[17]	Sponsors/RB to confirm the scope of this security based on the assumption of no such IP at the Crown Macau level. Registered “City of Dreams” mark to be covered.
[18]	See draft Intercreditor Term Sheet, at the time of issue of the High Yield Bond, first ranking security will be granted in favour of Lenders under the Subconcession Facility/Project Facilities and hedging counterparties.
[19]	Sponsors have advised the Subconcession bank guarantee provider does not currently require any security. CLAs require reimbursement obligations to Subconcession performance bond provider to be subordinated. Second ranking security may be discussed subject to arrangements being agreed with trustee for High Yield Bond. See footnote 13 above for commissions payable pre-default.

Conditions Precedent to First Drawdown under the Project Facilities

Save as mentioned below for the Subconcession Facility, as customary for a facility of this nature, including inter alia:

(a)     delivery of the Project feasibility study (including market study report), plans, budgets, timetable and projected results and audited financial model;

(b)     satisfaction with third party construction, completion and completion support arrangements as the Lenders may reasonably consider appropriate for international limited recourse project financing of projects of this nature in Macau;

(c)     execution of Project Documents (including the execution of the Subconcession and Macau SAR approval and adoption thereof), Land Agreements and termination of SJM Lease Agreement with respect to Mocha Slots and any other SJM or SJM affiliate agreements (including any claims or any other liabilities in respect thereof) (the “SJM Agreements”);

(d)     independent consultant reports (including technical, insurance, environmental, market consultants and others to be appointed to act on behalf of the Lenders) typical for this type of facility in form and substance satisfactory to the CLAs;

(e) legal, tax and accounting due diligence satisfactorily concluded;

(f)      satisfaction with the proposed management structure and operating standards to be applied by PBL Macau and Great Wonders in connection with Crown Macau (and proposed to be applied in respect of City of Dreams and other projects);

(g)     relevant Macau Government and other authority approvals having been obtained for all Project Documents and Finance Documents, including material permits and approvals in respect of the Corporate Restructuring and the Project;

(h)     the full Base Equity amount (including the amount of the High Yield Bond, but not including the Crown Macau equity) has been injected into the Borrowers and, if utilised, fully utilised on the purchase of the Subconcession, the refinancing of the Subconcession Facility and/or meeting Project costs;

(i)      execution of all Finance Documents and evidence of all required registrations, filings, etc, required to carry out the transactions contemplated by Finance Documents and perfection of the security package;

(j) each of the corporate and bank guarantees referred to in Sponsor Support;

(k) the scheduled Construction Completion Date is no later than [•] for stage 1 of the Project and [•] for the Project as a whole, as verified by the Independent Technical Consultant;

(l)      except as otherwise included in paragraph (g) above, evidence of receipt of permits, etc, land registrations (including approval, classification and registration of gaming zones)[20] and compliance with procedural and other regulatory requirements to be determined;

(m)    receipt of most recent (and not earlier than the last financial year to which audited reports have been prepared) audited and, if more recent, most recent unaudited management or other financial statements for Melco Hotels, PBL Macau and Melco PBL International Limited, and compliance and other certificates;

(n) evidence that the required insurances are in place;

(o) the Accounts have been established;

(p) no forecast funding shortfall, as verified by the Independent Technical Consultant;

(q) certification by the Independent Technical Consultant as to the reasonableness of the construction budget and the construction timetable;

(r) execution of Hedging Letter and Hedging Agreements;

(s) completion of Corporate Restructuring; and

(t) satisfactory legal opinions.

Conditions precedent and conditions subsequent to Drawdown under the Subconcession Facility	As set out in the Subconcession Facility Agreement.

Conditions precedent to all drawings under the Project Facilities	As customary for a facility of this nature, including inter alia:

[20]	We understand this to be a requirement under the Subconcession. Given that it fixes the scope of potential reversion, Lenders will be concerned to secure at least in principle classification up front. Issue to be dealt with when drafting Finance Documents.

the Project Facilities

(a)     drawdown certificate setting out details of sources and uses of proposed drawdown, funds expended or payable since last drawdown, updated Project costs, variances and funds available since the then latest periodic report relating to the Project including certification of no forecast funding shortfall;

(b)     in relation to drawdowns the proceeds of which are to be used to meet costs for the gaming or non-gaming portions of the Project, as applicable, incurred or to be incurred under the relevant Construction Contract, a certificate from the Independent Technical Consultant confirming such costs have been paid and should be reimbursed or are due and payable under that Construction Contract;

(c)     the Independent Technical Consultant has certified that it has no reason to believe that the then current construction budget and the then current construction schedule are not accurate, in each case, in all material respects [(and each demonstrates the Construction Completion Date for stage 1 of the Project will be achieved on or before [•] and on or before [•] for the Project as a whole)]; a

(d)     the ratio of Total Debt (including the High Yield Bond and the amount of the proposed drawing but excluding any liabilities in respect of the agreements to be entered into with the Subconcession performance bond provider or City of Dreams land concession bond provider) to equity (excluding the High Yield Bond but not including the Net Operating Cashflow Amount, if any) injected into the Borrowers and utilized on the purchase of the Subconcession or meeting Project costs, does not exceed 70:30; and

Hedging	The Borrowers (in respect of the Facilities) and Melco PBL International (in the case of the High Yield Bond) will undertake a programme to hedge exposures to interest rate fluctuations under the Facilities and the High Yield Bond.

During the construction phase, the Borrowers (in respect of the Facilities) and Melco PBL International (in the case of the High Yield Bond) will hedge 85-90% of the interest rate exposure based on an agreed notional drawdown profile.

Following the Construction Completion Date for stage 1 of the Project, the Borrowers (in respect of the Facilities) and Melco PBL International (in the case of the High Yield Bond) will be obliged to hedge 50-75% of interest rate exposure for the life of the Facilities and the expected life of the High Yield Bond.

In addition, should the current peg for the HKD to the USD be abandoned, PBL Macau will also undertake a programme, reasonably satisfactory to the Lenders, to hedge exposures to currency fluctuations under the Facilities.

Further aspects of the scope of the hedging programme, pricing and instruments used will be developed, agreed and documented in a hedging letter between PBL Macau and the CLAs (the “Hedging Letter”). The CLAs will, in accordance with the Hedging Letter, be the providers of the interest rate and foreign currency hedging required under the hedging programme on a joint and equal basis by way of Hedging Agreements. The allocation of swaps between the Borrowers and the CLAs shall take into account applicable regulatory restrictions of individual CLAs with the overriding principle that swap exposures will be allocated equitably amongst the CLAs. The CLAs, at their discretion, may allocate part of this hedging to banks committing to the Facilities during syndication.

All hedging payment dates in respect of interest will coincide with interest payment dates. The Hedging Agreements will be secured on a pari passu basis (in a manner customary for projects of this nature) with the Lenders.

Covenants of the Primary Obligors	Customary for a financing of this nature (subject to materiality, thresholds, exceptions and adjustments to be agreed and, in the case of the Subconcession Facility, as set out in the Facility Agreement therefor) including but not limited to:

(a)     comply with obligations under, and not to waive any rights or amend, the Subconcession acquisition documents, the Project Documents or (without Majority Lender approval) enter into further material Project Documents other than the entering into of any new Lease Agreement in accordance with the criteria mentioned above under “Lessors and Lease Arrangements”;

(b) maintain insurance cover in accordance with the Insurance Programme;

(c)     provision of construction progress reports at monthly intervals prior to the Construction Completion Date and notification to the Lenders of any event that may adversely affect the completion of the Project as scheduled;

(d) not agree to material[21] Project change orders or, unless funded by additional equity, other change orders, without Majority Lenders approval;

(e)     provision of quarterly management accounts, and annual audited financial statements, in each case, for Melco Hotels, PBL Macau and Melco PBL International Limited, and annual budgets to establish agreed operating expenditures for the waterfall;

[21]	Monetary thresholds to be discussed in drafting the Finance Documents.

(f) compliance with proposed management structure and operating standards;

(g) compliance with the Hedging Letter;

(h) make payments in accordance with the waterfall;

(i) implement Corporate Restructuring (including the termination of all SJM Agreements) as soon as practicable and, in any event, within four months of acquisition of the Subconcession;

(j)      From the end of the quarter falling immediately after the date falling 6 months after the Construction Completion Date for stage 1 of the Project and tested quarterly thereafter on a 12 month rolling basis, comply with financial covenants including but not limited to the following (“Financial Covenants”):

Maximum Total Debt to Earnings Before Interest, Taxes, Depreciation & Amortization (“EBITDA”) Ratio:

Quarterly Date First to Fourth Quarterly Dates Fifth to Eighth Quarterly Dates Ninth to Eleventh Quarterly Dates Thereafter	Total Debt to EBITDA [5.25:1] [4.75:1] [3.75:1] [3.50:1]

Minimum Debt Service Coverage ratio (“DSCR”):

Quarterly Date First to Second Quarterly Dates Third to Fourth Quarterly Dates Thereafter	DSCR [1.10:1] [1.15:1] [1.25:1]

Minimum interest coverage ratio:

Quarterly Date First eight Quarterly Dates Thereafter	Interest Coverage Ratio [2.00:1] [3.00:1]

Maximum capital expenditures of US$[50] million p.a. for the first two years after the Construction Completion Date.

Total Debt and EBITDA will be calculated on a consolidated basis and will include the High Yield Bond (notwithstanding it may be issued by Melco PBL International and the proceeds thereof not advanced in full to the Borrowers) but will exclude any debt and earnings of Excluded Subsidiaries and any subordinated shareholders’ loan borrowed by the Borrowers or Guarantors, save for any dividend income received by PBL Macau.

(k) not, without the prior written consent of the Majority Lenders:

(a)     create or permit to subsist any mortgage, charge, pledge, lien or other form of encumbrance or security interest upon the whole or any part of the undertaking, assets, property or revenues of the Primary Obligors, present or future, to secure any debt or any guarantee of or indemnity in respect of any debt other than the second ranking security over shares in Intermediate Holdco and PBL Macau and each of its subsidiaries (other than any Excluded Subsidiaries) securing the High Yield Bond and other agreed permitted encumbrances including the cash deposit of MOP 2.29M securing performance of Melco Hotels under the City of Dreams land concession, any pledge over shares in Great Wonders in favour of the Crown Macau Lenders and any shared security agreed in respect of the Gaming Receipts Account sub-account;

(b)     sell, lease, transfer or otherwise dispose of any of its assets except where such sale is conducted on an arm’s length basis at a fair market value and provided that proceeds from such sale will be credited to the PBL Macau Payment Account or the Lessor Proceeds Account (as required) or otherwise used to prepay the Facilities pro rata and, as to each Facility, in inverse order of maturity subject to reinvestment rights and other agreed exceptions;

(c)     make any payment of fees under any agreement with the Sponsors (or their affiliates) other than fees approved by the Majority Lenders or (after the last day of the first full financial quarter beginning on or after the Construction Completion Date) in accordance with the waterfall or enter into agreements with the Sponsors or their affiliates except in certain limited circumstances;

(d) make investments other than within agreed upon limitations;[22]

(e)     make any loan or advance or guarantee indebtedness other than the issue of the High Yield Bond, the second ranking subordinated guarantees in respect of the High Yield Bond from Intermediate Holdco and PBL Macau and each of its subsidiaries (other than any Excluded Subsidiaries) and the guarantee reimbursement obligations to Subconcession performance bond provider, the arrangements for the cash deposit of MOP 2.29M securing the City of Dreams land concession and the Subconcession or within certain other agreed limitations;

[22]	We would expect these to comprise customary permitted investments.

(f) incur additional indebtedness other than under the Pari Passu Revolving Credit Facility, trade credits or within certain other agreed limitations and exceptions;

(g) pay, make or declare any dividend or other distribution in respect of any financial year except where the Distribution Tests are met;

(h)     create any subsidiaries other than (x) any Excluded Subsidiaries and (y) any other subsidiary incorporated for the carrying out of all or any part of the Project as notified to the Lenders from time to time with appropriate security, undertaking and accession arrangements (to be agreed) or required for the implementation of the Corporate Restructuring with (in each of the latter cases) the approval of the Majority Lenders;

(i) procure that Crown Macau maintains its assets, including insurances over its assets;

(j) procure that Crown Macau does not incur additional financial indebtedness in addition to its existing HK$1.28 billion facility, save within agreed limitations;[23] and

(k) preserve non-trading nature of Intermediate Holdco.

Distribution Tests	Monies may be withdrawn and applied by the relevant group members entitled thereto from the Distribution Account once in each semi-annual period if:

(a) the Financial Covenants are being complied with;

(b) all Accounts are funded to the required level;

(c) the DSCR as at the most recent test date is greater than 1.25x;

(d) the Sponsor Support Release Date has occurred;

(e) the first Repayment has been made; and

(f) no Event of Default or potential Event of Default is continuing or is likely to occur as a result of making the Distribution.

[23]	Limitations may not just reflect what is Crown Macau facility given importance of Crown Macau derived revenues for this credit.

Events of Default	Customary for a financing of this nature and with materiality, thresholds, cure periods and exceptions appropriate to the Primary Obligors and a transaction of this nature to be agreed (and, in the case of the Subconcession Facility, as set out in the Facility Agreement therefor) including but not limited to:

(a)     Non-payment of principal, interest, fees or other amounts when due; misrepresentations; breach of Financial Covenants; breach of other covenants; breach of Sponsor support and other obligations (including rating downgrade below BBB+ (stable) by S&P (or equivalent by Moody’s) and failure to replace within 30 days with guarantee rated A- or above by S&P (or equivalent by Moody’s)); cross default; insolvency/bankruptcy events; judgments; actual or asserted invalidity of any Finance Document; termination, cancellation or invalidity of Project Documents; breach of Project Documents (including but not limited to the Subconcession (including any administrative intervention), the Land Agreements, the tripartite agreements, the Lease Agreements, the Construction Contracts, the Hotel Management Agreements, any material facilities managements contracts; termination, sequestration or suspension (or any formal steps therefor) of the Subconcession or Land Agreements; violation of or failure to hold permits/licences including until the Sponsor Support Release Date a home country gaming licence of a Sponsor; failure to commence construction by a certain specified date; completion of construction of the Project does not occur by certain specified dates (or Independent Technical Adviser reasonably determines unlikely to occur); abandonment of all or any material part of the Project; forecast funding shortfall not cured within a grace period to be agreed; cessation, avoidance or unavailability of insurance; expropriation; change in law which deprives any Primary Obligor of the use of its property, prevents it from conducting its business as previously conducted or might otherwise reasonably be expected to have a material adverse effect; force majeure; material adverse change.

(b) Any of the following “Change of Control Events” occurs:

(i)      change in the group shareholding structure prior to the Construction Completion Date except for changes contemplated by the Corporate Restructuring or (provided always the Sponsors continue not to breach sub-paragraphs (ii)(y) or (iv) below) the Permitted Public Offering;

[(ii)   Sponsors cease collectively to beneficially own, directly or indirectly in the aggregate, (x) at any time prior to the Sponsor Support Release Date, at least 90% or, following the Permitted Public Offering, 65% (measured by voting power) and 90% or, following the Permitted Public Offering, 65% (measured by size of equity interest) of the outstanding Capital Stock of PBL Macau, (y) after the Sponsor Support Release Date, at least 51% (measured by voting power) and at least 51% (measured by size of equity interest) of the outstanding Capital Stock of PBL Macau, or (z) at any time PBL ceases to own at least 50% of the Sponsors’ combined percentage of the outstanding Capital Stock of the PBL Macau;]

(iii)   prior to any Permitted Public Offering, the Sponsors cease collectively to have, directly or indirectly, the power to direct the management and operations of PBL Macau, including the power to appoint or remove all, or the majority, of the board of directors of PBL Macau; or

(iv)    there ceases to be a majority of directors on the board of PBL Macau who were elected with the approval of a majority of the directors of Melco PBL Entertainment whose election to the board of Melco PBL Entertainment was in turn approved by the Sponsors collectively (or by directors whose election was approved by the Sponsors collectively), provided that for the purposes of this definition, PBL shall be treated as owning 100% of the Capital Stock of Mancon Nominees Pty Limited so long as PBL owns at least 99.99% of the Capital Stock of Mancon Nominees Pty Limited and this definition and the criteria set out in this definition shall be read and construed accordingly.

Yield Protection	All payments by the Borrowers and the Guarantors under the Finance Documents will be made free and clear of all present and future taxes, levies, imposts, charges, deductions, and withholdings of whatsoever nature. If a Borrower and/or Guarantor are required by law to withhold or deduct any taxes, they will pay such additional amounts as are necessary to ensure that the net amount received by the recipient is equal to the full amount which would have been received by the recipient had no such deduction or withholding been required. Yield protection for increased capital and liquidity costs and an indemnity for break funding costs will also be included. Customary exceptions to be agreed.

Governing Law	The Facility Agreements, any common terms and intercreditor agreements, the Deed of Appointment and Priority, the Subordination Deed, the PBL Asia Call Option and the PBL Asia Undertaking and other Sponsor undertakings will be governed by the laws of England.

Other security documentation will be governed by the laws of Macau, Hong Kong, New South Wales (in the case of PBL) or England, as appropriate.

Documentation	The availability of the Facilities will be subject to the negotiation and execution of mutually satisfactory facility and security documentation. Terms and conditions of the facility documentation will incorporate clauses standard for a project finance facility.

Transfers	Each Lender will have the right to transfer or assign, without restriction, all or a portion of its rights and obligations under the relevant loan agreement, provided that any assignment or transfer by a Lender will be in a minimum aggregate amount (for such assignment or transfer) of US$5 million (or the equivalent thereof in another currency) or, if less, such Lender’s entire commitment or its entire share of the loans under the Facilities and, in the case of the Subconcession Facility, save where any such transfer is made to another original Lender thereunder or an Event of Default has occurred which is continuing, no such transfer will be permitted without the consent of PBL Macau prior to 30 April 2007 and thereafter, with consultation.

Upon such transfer or assignment, the transferee or assignee will become a Lender for all purposes of the loan documentation. However, if any such transfer or assignment results in tax gross-up or increased cost on the relevant Borrower by reason of the circumstances subsisting as at the date of transfer/assignment, the transferee/assign would only be entitled to claim such tax gross-up or increased cost to the extent of the entitlement of the transferring/assigning Lender.

Schedule of Definitions

Accounts	The Gaming Receipts Account, the Taxation Account, the PBL Macau Payment Account, the Licensee Proceeds Account, the DSAA, the High Yield Bond DSAA, the DSRA, the High Yield Bond DSRA, the Mandatory Prepayment Account, the Distribution Account and any Disbursement Account.

Construction Completion Date:	To follow due diligence. To include the issue of occupancy certificates for the entire Project, the premises being fully furnished, equipped and open for business, and final approvals having been received.

Construction Contracts:	To be discussed, including requirements for single head contractor, minimum contract terms (including fixed and/or guaranteed maximum price components) and potential need for Sponsor equity and performance support.

Contractor[s]:	A party or parties to be appointed by Melco Hotels with the consent of the Intercreditor Agent (such consent not to be unreasonably withheld or delayed if the Contractor is reputable in terms of experience, resources and credit worthiness etc).

Corporate Restructuring	The restructuring of the direct and indirect shareholdings in, and assets and businesses of the Primary Obligor group in accordance with the memorandum attached or as may otherwise be approved by the Macau SAR and the Lenders.

Debt Service Accrual Account (“DSAA”):

Payments will be made into the DSAA to the extent that the amount standing to the credit of the DSAA (split between US$ and HK$ accounts):

i)        as at the end of the first month of each quarter, is not less than one-third of the aggregate amount of interest and principal (if any) due (in the relevant currency) under the Facilities and the permitted Hedge Agreements on the next payment date;

ii)      as at the end of the second month of each quarter, is not less than two-thirds of the aggregate amount of interest and principal (if any) due (in the relevant currency) under the Facilities and Hedge Agreements on the next payment date; and

iii)     as at the end of the third month of each quarter, is not less than the aggregate amount of interest and principal (if any) due (in the relevant currency) under the Facilities and Hedge Agreements on such payment date.

Payments will be made into the High Yield Bond DSAA on a similar basis to ensure build-up in each month over each semi-annual period of balance equal to that period’s scheduled interest payment.

Debt Service Reserve Account (“DSRA”):	Payments will be made into the DSRA to the extent that the amount standing to the credit of the DSRA (split between US$ and HK$ accounts) is equal to the aggregate amount of interest and principal due (in the relevant currency) (including under the Hedge Agreements) on the Facilities on the next two repayment dates and, in the case of the High Yield Bond DSRA, schedule interest due on the High Yield Bond on its next interest payment date.

Excluded Subsidiaries:	Mocha Slot Group Limited and its subsidiaries, Great Wonders, its future subsidiaries (if any) and/or any hotel management company (namely, Melco PBL Hotel (Crown Macau) Limited (which, as at the date hereof, is a wholly owned subsidiary of Melco PBL Entertainment (Greater China) Limited) designated solely for the managing and maintenance of the business operations of the Crown Macau hotel), the Third Casino Company and any other existing or future direct or indirect subsidiary of Melco PBL International Ltd which, in each case, is funded by non-recourse debt which is not guaranteed by any Primary Obligor and/or by equity which does not constitute Base Equity or Contingent Equity and, if contributed by any Primary Obligor, is contributed out of any dividend or distribution which satisfies the Distribution Tests.

Finance Documents:

i)        Subconcession Facility Agreement

ii)      Facility Agreements and Common Terms Agreement or composite Senior Facilities Agreement

iii)     Guarantees

iv)     Intercreditor Agreement

v)      Security Documents (including the other documents referred to in “Security”)

Financial Model:	The Financial Model of the Borrowers, which shall be agreed as to assumptions by the CLAs and audited as to its mathematical integrity by the Financial Model Auditor.

Hedge Agreements:	Currency (if any) and / or interest rate hedge agreements entered into as contemplated under “Hedging” and as permitted under the Finance Documents.

High Yield Bond:	The US$600 million (or such larger amount as may be agreed) notes, issued by Melco PBL International Limited and with a maturity of not less than 6 months more than that of the Facilities.[24]

Hotel Management Agreement:	Each agreement between Melco Hotels or other subsidiaries of Melco PBL International Ltd and Hyatt of Macau or the Hard Rock Group respectively or any other hotel operator approved by the Facility Agent providing for the operation and marketing of one or more of the hotel facilities.

Insurance Programme:	To be agreed for the construction and operation phases based on the recommendations of the insurance adviser.

Intercreditor Agreement:	The intercreditor agreement between the trustee for the High Yield Bond, the Lenders and others.

[24]	Details to be confirmed. To the extent that High Yield Bond is not available for the full US$600 million or is not proceeded with, alternate sources to be considered subject to review and amendment (as required) of security and intercreditor arrangements.

Pari Passu Revolving Credit Facility:	A revolving credit facility or a number of revolving credit facilities in the aggregate amount no greater than US$25 million (or its equivalent in HK$ or MOP) made available by one or more lenders (each, an “RC Lender”) on [financial] terms no more favourable to the RC Lender(s) than the terms set out in this term sheet, to be made available to the City of Dreams from the Construction Completion Date for stage 1 of the Project. Each such revolving credit facility may be secured on a pari passu basis on the Security subject to the accession by the RC Lender to the intercreditor and security sharing arrangements among the senior lenders, and, for such purposes, references to “Lenders” shall include RC Lender(s).

Permitted Public Offering	The initial public offering of ordinary shares in Melco PBL Entertainment (Macau) Limited and the listing thereof on the NASDAQ Stock Market and any subsequent primary or secondary offering of ordinary shares in Melco PBL Entertainment (which, following allotment, will comprise, in aggregate, including the initial offering, no more than 35% of the then outstanding capital stock of Melco PBL Entertainment (Macau) Limited).

Primary Obligor	Each Borrower and Guarantor (with the exception of the Excluded Subsidiaries).

Project Documents:

i)        Subconcession (and any guarantees or performance bonds thereunder) and any agreement relating thereto with Macau SAR;

ii)      Land Agreements (and any guarantees or performance bonds thereunder);

iii)     Lease Agreements;

iv)     the Construction Contract(s);

v)       the Contractor’s completion guarantee by its [ultimate] parent company (if any);

vi)     performance bond issued in respect of the Contractor’s obligations under the relevant Construction Contract(s) or from any other contractor;

vii)    the Hotel Management Agreements;

viii)   [IP Agreements];

ix)     the PBL Asia Call Option

x)       [others to be agreed][25].

Subconcession Facility Trigger Date	31 December 2007.

[25]	Sponsors/RB and CC to generate an updated list of Project Documents during drafting of the Finance Documents.